EXHIBIT 99.1

VOX PROVIDES DEVELOPMENT

AND EXPLORATION UPDATES

TORONTO, CANADA – June 27, 2023 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to provide recent development and exploration updates from royalty operating partners Aurenne Group Pty Ltd (“Aurenne”), Brightstar Resources Limited (ASX: BTR) (“Brightstar”), Develop Global Limited (ASX: DVP) (“Develop Global”) and ValOre Metals Corp. (TSXV: VO) (“ValOre”).

Riaan Esterhuizen, EVP Australia stated: “The past month has seen major gold, copper and PGM royalty asset developments, with the Mt Ida gold processing plant commissioned, a restart study commenced for the Brightstar Alpha gold project and resource expansion progress at the Sulphur Springs copper-zinc and Pedra Branca PGM projects. Elevated commodity prices across precious and base metals are continuing to underpin significant operator investment in the projects underlying Vox’s royalty assets in 2023, with major exploration, development and production expansion work programs underway. Our pipeline of potential royalty acquisition opportunities mirrors these same characteristics.”

Key Updates

•	Aurenne Group announced that the Mt Ida gold processing plant achieved a commissioning milestone in May 2023;
•	Brightstar announced the commencement of a scoping study on the restart of the Laverton gold project which includes the royalty-linked Alpha deposit;
•	Develop Global upgraded the feasibility-stage Sulphur Springs copper-zinc resource estimate and provided a high grade drilling update; and
•	ValOre announced the commencement of 5,000m exploration drilling at the Pedra Branca PGM project in Brazil.

Mt Ida (Construction – Western Australia) – Gold Processing Plant Commissioned

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Vox holds a 1.5% net smelter return royalty subsequent to the first 10,000 ounces of cumulative gold production over part of the Mt Ida gold project in Western Australia, which was acquired in May 2020 for US$200,000;

•	In June 2023, as part of its website updates, Aurenne announced that:

o	The newly constructed Mt Ida Gold Processing Plant is a 1.5Mtpa Carbon In Leach (“CIL”) plant that was commissioned by GR Engineering Services Ltd (“GR Engineering”) in April and May 2023; and
o	Aurenne’s philosophy is to use new mining equipment for new mining projects, which resulted in a partnership with Komatsu to acquire a new fleet of EX1250 diggers and DT785-7 haul trucks at Mt Ida.

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Vox Management Summary: Vox management is very excited to note the recent commissioning of the Mt Ida gold processing plant as part of the A$73M EPC construction contract previously awarded to GR Engineering. We anticipate commencement of mining of the royalty-linked Mt Ida gold deposits, which is expected in 2024. Vox management estimates that the Mt Ida royalty has the potential to generate a significant return on investment over the purchase price of the royalty over the anticipated mine life.

Brightstar Alpha (Development – Western Australia) – Restart Scoping Study Underway(1)

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Vox holds a 2% gross revenue royalty over part of the Brightstar Alpha gold project in Western Australia, which is part of the consolidated Laverton Gold Project, which was acquired in 2021 for A$50,000;

•	On June 1st, 2023, Brightstar announced that:

o	GR Engineering has been appointed to complete a study looking into the refurbishment of the Laverton processing plant and assessing opportunities for expansion for processing plant throughput;
o	ABGM Pty Ltd has been appointed to complete mining optimisation and designs of the enlarged Laverton & Menzies 23 December 2022 JORC Resource(1) of:

•	Measured: 968Kt @ 1.7g/t for 52Koz contained gold (0.5g/t Au cut-off grade);
•	Indicated: 7.2Mt @ 1.5g/t for 346Koz contained gold (0.5g/t Au cut-off grade);
•	Inferred: 12.3Mt @ 1.4g/t for 564Koz contained gold (0.5g/t Au cut-off grade);

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o	Scoping study outcomes to support financing discussions are currently underway in order to finance the potential low capital requirements for production restart opportunities;
o

Key workstreams including mining and processing studies are progressing well, with findings expected to be presented to Brightstar’s study team in June 2023 followed by financial modelling and economic assessment for delivery in Q3 2023; and

o	Selkirk deposit (non-royalty linked) mining commencement expected in Q3 2023 with cashflows anticipated for Q1 2024 from processing at St Barbara Ltd.’s (ASX:SBM) Gwalia processing plant.

•

Vox Management Summary: The Laverton restart scoping study expected to be completed in Q3 2023, has the potential to accelerate the development of the royalty-linked Alpha deposit, which Vox believes has not been factored into the net asset value of this royalty by market participants to date. This royalty is an example of Vox’s ability to acquire overlooked, advanced exploration royalties in Australia that are being progressed towards a development decision.

Sulphur Springs (Feasibility – Western Australia) – Resource Upgrade & Drilling Update

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Vox holds a A$2.00/tonne production royalty (capped at A$3.7M) on the Sulphur Springs copper-zinc deposit and an uncapped A$0.80/tonne production royalty on the Kangaroo Caves copper-zinc deposit, which is part of the combined Sulphur Springs Project in Western Australia;

•	On June 2nd, 2023, Develop Global announced that:

o	Metallurgical test work(2) shows ~1.75Mt of material previously classified as transitional material can be reclassified as fresh material(2);
o	The additional fresh material is expected to add significant upside to the economics of Sulphur Springs because it will result in the production of more marketable/saleable concentrates;
o	The increase in fresh material in the resource estimate will form part of the revised economic study and updated reserve estimate set for release at the end of June 2023;
o	The processing flowsheet has also been optimised from prior studies to reduce complexity, improve stability and concentrate quality; and
o	Drilling has intersected extremely high-grade zinc mineralisation below the Eastern Lens, results include:

•	19.0m @ 20.0% Zn, 0.6% Cu, 23.3g/t Ag and 0.5g/t Au; and
•	The known mineralisation has been further extended below the Eastern and Western lenses.

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Vox Management Summary: This resource upgrade and increase in fresh material in the resource estimate has potential to add significant upside to the Sulphur Springs feasibility optimisation study expected for release in the second half of 2023. Likewise, the “high-grade” zinc drilling results below the Eastern Lens provide further confidence in the likelihood of a favourable development decision, which Vox expects to be made in the next 12 months.

Pedra Branca (Preliminary Economic Assessment – Brazil) – 5,000m Drilling Program Commenced(3)

•	Vox holds a 1% net smelter return royalty over the Pedra Branca platinum group metals (“PGM”) project in Brazil;
•	On May 29th, 2023, ValOre announced:

o	Fully funded and permitted two-rig 5,000-metre Phase 1 core drilling program to commence early June 2023;
o

The drilling program is intended to test four high priority pipeline targets which were advanced through 2022 exploration but not included in the 2022 NI 43-101 Resource Estimate(3): Galante, Tróia, Nambi and Ipueiras;

o

Resource expansion potential will also be tested along strike and at depth at the Massapê PGE Deposit (2022 NI 43-101 Inferred Resource(3) of 3.3Mt @ 1.21 g/t 2PGE+Au for 129,000oz contained 2PGE+Au), which remains open in all directions; and

o

The goal of drilling program is to add new zones and to expand existing deposits which form part of the March 24, 2022, NI 43-101 Inferred resource at Pedra Branca of 63.6Mt @ 1.08 g/t 2PGE+Au for 2.198Moz 2PGE+Au contained metal.

•	Vox Management Summary: ValOre’s decision to divest their Angilak uranium project to redeploy the proceeds towards 5,000m of drilling at Pedra Branca increases the potential of further discovery and inferred resource expansion at Pedra Branca, which is already one of the largest PGM deposits by inferred resource in all of South America.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

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About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Riaan Esterhuizen	Kyle Floyd
Executive Vice President – Australia	Chief Executive Officer
riaan@voxroyalty.com +1-345-815-3939	info@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

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Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of future royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, and requirements for and operator ability to receive regulatory approvals.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflict in Ukraine, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2022 available at www.sedar.com and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

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References & Notes:

(1)	Laverton & Menzies JORC resource estimate dated 23 December 2022 details below:

a.	https://app.sharelinktechnologies.com/announcement/asx/e60ed9117bb6c0db890dfb8ac0906d57
b.

This contains references to Brightstar’s JORC Mineral Resources, extracted from the ASX announcements titled “Cork Tree Mineral Resource Increased” dated 10 August 2022 and “Auralia Review” dated 10 September 2020, and ASX announcements for Kingwest Resources Limited titled, "High grade drilling results and high grade resource estimation from the Menzies Goldfield” dated 13 December 2022 and "Menzies JORC gold resources surpass 500,000 ounces” dated 26 April 2022.

c.

The information in this report that relates to Mineral Resources at the Menzies Gold Project is based on information compiled by Mr Mark Zammit who is a Member of the Australian Institute of Geoscientists. Mr Zammit is a Principal Consultant Geologist at Cube Consulting. Mr Zammit has sufficient experience that is relevant to the style of mineralisation, type of deposit under consideration and to the activity that they are undertaking to qualify as a Competent Person as defined in the 2012 edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ and consents to the inclusion in this report of the matters based on their information in the form and context in which they appear.

d.

The information in this report that relates to Mineral Resources at the Laverton Gold Project is based on information compiled by Mr Richard Maddocks. Mr Maddocks is a Fellow of the Australasian Institute of Mining and Metallurgy (AusIMM) and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity he has undertaken to qualify as a “Competent Person” as that term is defined in the 2012 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code 2012)”. Mr Maddocks consents to the inclusion in this announcement of the matters based in this information in the form and context in which it appears. Mr Maddocks was employed as a contractor of Brightstar.

(2)	Further information on the geological interpretation of oxide, transitional and fresh material at the Sulphur Springs Project is summarised below:
	a.	https://wcsecure.weblink.com.au/pdf/DVP/02672421.pdf
b.

Entech interpreted and modelled metallurgical and regolith weathering profiles to assist with delineating sulphide mineralisation relationships and recoveries. The metallurgical weathering profile comprised four distinctive zones – leached, oxide, transitional and fresh – and were determined from field-based observations by DVP personnel of available core photographs to identify areas of vugging or oxidation of sulphides and secondly with sequential copper digestion. The leached zone, which overlies the oxide zone, has been depleted of all base and precious metal grades and excluded from Mineral Resource tabulations.

	c.	Further definition of the metallurgical weathering profiles is presented below:

•	“Oxide” is defined when chalcocite and covellite represented >50% of copper species. Well-developed vuggy sulphides. Gossanous and/ or cavernous textures were evident.
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“Transitional” is defined when chalcocite and covellite represented <50% of copper species. Bornite/covellite may be present along with chalcopyrite. Tarnishing was evident on other sulphides (e.g., pyrite). Vugs related to secondary processes were poorly to moderately well developed in sulphide (other than copper species).

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“Fresh” is defined when fresh chalcopyrite was the dominant copper sulphide species. No evidence or trace development of vugs. Any vug development was interpreted to have formed due to the dissolution of nonsulphide minerals (e.g., carbonates). No tarnishing of other sulphide species (e.g., pyrite) or secondary copper species was evident. Zinc and copper metallurgical recovery algorithms were created for each weathering horizon based on metallurgical testwork and were factored into net smelter return (NSR) calculations to reflect recoverable metal in each metallurgical weathering horizon.

(3)

ValOre Metals Corp. press release titled “ValOre Metals Expands Pedra Branca Inferred Mineral Resource by 106% to 2.2 Million Ounces at 1.08 g/t 2PGE+Au” dated 24 March 2022. The updated Pedra Branca mineral resource estimate dated 8 March 2022 was completed by independent Brazilian consultancy GE21 Consultoria Mineral, in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards incorporated, by reference, in NI 43-101, and has been reviewed internally by ValOre.

a.

Independent consultants, Fábio Valério (P.Geo.) and Porfirio Cabaleiro (P.Eng.), of GE21 were commissioned to complete the mineral resource estimate and the technical report on behalf of ValOre, and Chris Kaye of Mine and Quarry Engineering Services Inc. (“MQes”), was commissioned to review the metallurgical information and contribute to the NI 43-101 technical report.

b.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in NI 43-101 and reviewed and approved by Colin Smith, P.Geo., ValOre’s QP and Vice President of Exploration

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